Exhibit 8.1

List of Significant Subsidiaries and VIE of the Registrant

Subsidiaries	Place of Incorporation
Techfish Limited	Hong Kong
Beijing Highland Wolf Technology Co., Ltd.	PRC
Variable Interest Entity	Place of Incorporation
Beijing Huapin Borui Network Technology Co., Ltd.	PRC